FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Banco Francés reports the new structure of the Management Committee

Contacts

Cecilia Acuña
Investor Relations
(5411) 4341-5036
cecilia.acuna@bancofrances.com.ar

Paula Bennati
Investor Relations
(5411) 4348-0000 ext. 25917
paula.bennati@bancofrances.com.ar

Buenos Aires, October 28, 2010 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports the new structure of the Management Committee.

This is to inform you that the Board of Directors of BBVA Banco Francés S.A., in its meeting held on October 28, 2010, decided a mayor change in the Management Committee, that consists in the appointment of Mr. José Carlos López Álvarez as the new Chief Financial Officer in replacement of Mr. Martín Zarich, who was appointed as Director of Innovation & Development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: October 28, 2010	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer